EXHIBIT 4.1

TERMINATION OF THE REPLACEMENT CAPITAL COVENANT

TERMINATION OF THE REPLACEMENT CAPITAL COVENANT, dated as of December 28, 2010 (this "Termination"), by The Charles Schwab Corporation, a Delaware corporation (together with its successors and assigns, the "Company").

WHEREAS, on October 5, 2007, the Company granted a Replacement Capital Covenant (the "Covenant") in favor of certain holders of the Company's senior debt, which at all times during the effectiveness of the Covenant have been the holders of the Company's 6.375% Senior Notes due 2017 (collectively, the "Notes");

WHEREAS, pursuant to Section 4(a) of the Covenant, the Covenant may be terminated if the holders of a majority in aggregate principal amount of the Notes consent or agree in writing to the termination of the Covenant and the obligations of the Company thereunder;

WHEREAS, on December 17, 2010, the Company commenced a solicitation of consents ("Consent Solicitation") from the holders of the Notes of record at 5:00 p.m New York City time, on December 16, 2010 to the proposed termination of the Covenant; and

WHEREAS, pursuant to the Consent Solicitation, as of 5:00 p.m., New York City time, on December 28, 2010, the expiration time for the Consent Solicitation, holders of a majority in aggregate principal amount of the Notes validly delivered, and did not validly revoke, their consent to the termination of the Covenant.

NOW, THEREFORE, the Company hereby terminates the Covenant and the obligations of the Company thereunder, which shall be of no further force or effect.

IN WITNESS WHEREOF, the Company has caused this Termination to be executed by its duly authorized officer, as of the day and year first above written.

THE CHARLES SCHWAB CORPORATION
By: /s/ William F. Quinn Name: William F. Quinn Title: Senior Vice President & Treasurer